





CHEMBIO
DIAGNOSTICS, INC.

NASDAQ: CEMI

DPP® HIV 1/2
Oral Fluid, Blood, Serum, Plasma
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CHEMBIO
DIAGNOSTIC SYSTEMS, INC.

RAPID tests for EARLIER treatments

Investor Presentation

January 2013

Forward-Looking Statements

Statements contained herein that are not historical facts are forward-looking statements within the meaning of the Securities Act of 1933, as amended. Those statements include statements regarding the intent, belief or current expectations of Chembio and its management. Such statements reflect management's current views, are based on certain assumptions, and involve risks and uncertainties. Actual results, events, or performance may differ materially from the above forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including, but not limited to, Chembio's ability to develop, manufacture, market and finance new products and the demand for Chembio's products. Chembio undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that occur after the date hereof or to reflect any change in Chembio's expectations with regard to these forward-looking statements or the occurrence of unanticipated events. Other factors that may impact Chembio's success are more fully disclosed in Chembio's most recent public filings with the U.S. Securities and Exchange Commission.

Investment Summary

- **Develops, Manufactures & Markets Point-of-Care Diagnostic Tests (POCTs) Using Company's Patented DPP® Platform Technology**

- **Current Revenues Primarily from HIV & Syphilis POCTs Sold Globally**

- **Profitable FY2009-2011 & 9 Months of 2012**
  - **Anticipate Strong Fourth Quarter 2012 Sales**

- **Partnered with Leading License & Distribution Partners in U.S. & South America**

- **Recent FDA Approval of Oral Fluid HIV Test**
  - **First DPP® test approved by FDA**

- **Strong Pipeline of POCTs**

- **Experienced Management Team**



Selected Financial Data FY2008 – 2011 & 9 Mos 2012; Anticipate Reporting Record Revenues Again for FY2012



	2011	2012 9 Mos.
Total Revenue	$19,413	$17,744
Product Revenue	$17,422	$16,919
Gross Profit	$9,291	$7,632
R&D Expense Incl. Clin. Trials*	$4,853	$3,364
Clinical Trials	$1,244	$663
Pre-Tax Income	$1,003	$745

* Non-recurring 2010 $1.5MM R&D Credit from the Affordable Care Act – excluded from 2010 R&D Exp. & 2010 Pre-Tax Income

CHEMBIO

POCTs - A Growing Global Market
Converting Lab Tests to POC and Creating New Markets







Est. $10B Global POCT Market ; >$45B Total In-Vitro DX Market

Chembio Target POCT Markets – 2013-2016

- **HIV**
  - **Significant Position with Lateral Flow Tests in US and Globally**
  - **DPP® Oral Fluid HIV Test FDA Approved 12/19/2012**
  - **$75MM US Market; $250MM Global Donor-Funded Market; Self-Testing Over-the-Counter Potential**
- **Syphilis**
  - **High Rates of Co-Infection with HIV, No POCT in U.S.**
  - **Two DPP® Products in Pipeline – Potential $75MM Market**
- **Hepatitis-C**
  - **Potential Baby Boomer Testing Cohort Represents Potential 80MM 1x Testing Opportunity; New Therapeutics**
  - **DPP® Product in development**
- **Other New POCT Markets TBD in the US & Globally**

CHEMBIO

New Product Commercialization Estimated Timelines – U.S. & International

2013
- DPP® Oral Fluid and Blood Rapid HIV Assay CLIA Waiver & Launch
- International
  - HIV-Syphilis

2014
- DPP® Syphilis Screen/Confirm
- DPP® HIV-Syphilis Assay
- International
  - HIV OTC
  - HCV

2015-2016
- DPP® HCV Assay*
- HIV OTC*
- 4th Gen. &/or Assays with New Detection and Reader Technologies

Subject to ongoing market assessment

Complementing Strong US and Global Revenue Base

CHEMBIO

Chembio’s Patented Technology Platforms:
In-Licensed Lateral Flow and Patented Dual Path Platform (DPP®)

- **DPP® - A Patented POCT Platform Technology**
  - Enables Improved Performance, Multiplexing, Sample Control, Line Clearance, Detection Systems



DPP HIV 1/2
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  - Validated with Numerous Partners, Regulatory Agencies
  - Patents Issued in US and Multiple Countries
  - Continuing Prosecution & Expansion of IP



Conjugate Pad
DPP®
Sample



Absorbent pad
Control line
Capture line
Nitrocellulose
Backing
Pressure sensitive adhesive
Conjugate pad
Sample pad
Lateral Flow

CHEMBIO

Revenue Primarily from 3 FDA-Approved Rapid HIV Tests Sold Globally



PEPFAR





The Global Fund
To Fight AIDS, Tuberculosis and Malaria
10 YEARS OF IMPACT

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CHEMBIO

HIV STAT PAK
LATERAL FLOW TEST
Marketed in US by Alere as Clearview HIV 1/2 STAT PAK





Alere

CHEMBIO SURE CHECK HIV LATERAL FLOW TEST
Marketed in US by Alere as Clearview Complete





DPP® HIV 1/2
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Tip of Swab in Buffer
Snap Off
Hold Here
Break Notch

DPP® HIV 1/2 ASSAY
For use with oral fluid or blood samples
Approved by FDA Dec. 2012
Launched 2011 in Brazil; Anticipated 2H 2013 in US

- Large International Screening Programs (PEPFAR) - Distribution and Direct Sales
- Lateral Flow Products in US Exclusive through Alere
- DPP® FDA Approved Dec. 2012
  - Marketing Options - Direct Sales and/or Distribution

CHEMBIO

Collaboration with FIOCRUZ in Brazil



- **Oswaldo Cruz Foundation (FIOCRUZ)**

  - **Key Supplier to Brazilian Federal Ministry of Health**
  - **Aggregate of $23MM in DPP® Tech. Transfer Contracts**
  - **Approximately 50% Completed 2011-2012**

- **Potential New Products & Collaborations in Brazil with FIOCRUZ & Others**
  - **Public Market**
  - **Private Market**

CHEMBIO

DPP HIV®1/2 Assay: FDA-Approved December, 2012

Clinical Trial Performance Data on Finger Stick Whole Blood and Oral Fluid



Diagnostic Accuracy of the POC DPP HIV 1/2 Assay

Country _Specimen Type_	Reference Positive	No. of Positive	Sensitivity, % (95% CI)	Reference Negative	No. of Negative	Specificity, % (95% CI)
Mozambique						
Oral Fluid	516	516	100 (99.3-100.0)	1157	1157	100 (99.7-100)
Nigeria						
Oral Fluid	225	225	100 (98.4-100.0)	420	420	100 (99.1-100.0)
Fingerstick Whole Blood	225	225	100 (98.4-100.0)	418	418	100 (99.1-100.0)
United States						
Oral Fluid	963	953	98.9 (98.1-99.5)	1816	1815	99.9 (99.7-99.9)
Fingerstick Whole Blod	963	962	99.9 (99.4-99.9)	1815	1815	100 (99.8-100.0)

Sensitivity of the POC DPP HIV 1/2 Assay with Oral Fluid Specimens from Persons with a Previous Diagnosis of HIV Infection

	Known HIV-1 infected persons taking antiretroviral medication			Known HIV-1 infected persons NOT taking antiretroviral medications		
Country	n	No. of Positive	Sensitivity, % (95% CI)	n	No. of Positive	Sensitivity, % (95% CI)
Nigeria	129	129	100 (97.2-100.0)	86	86	100 (95.8-100.0)
United States	731	723	98.9 (97.9-99.5)	137	137	100 (97.3-100.0)
Total	860	852	99.1 (98.2-99.6)	223	223	100 (98.4-100.0)

Analytical Data Show Detection of Sero-conversion Samples Earlier than all FDA Approved Lateral Flow HIV Tests

DPP HIV 1/2 Assay –Anticipated U.S. Launch – 2H:13

- **Uses Proprietary SampleTainer™ Sample Collection System**

- **Excellent Performance, Similar Procedure for All Sample Matrices**

- **CLIA Waiver Studies Pending**

- **Market Opportunity**

  - **Become Preferred Oral Fluid HIV Test**

  - **Demonstrate Earlier Detection Capability on Blood Samples**



1 OBTAIN oral fluid sample by swabbing around the outer gums 15 seconds.

OR OBTAIN a blood sample with sample loop.

15 Seconds

OR

2 INSERT the oral fluid swab into the bottom of the SampleTainer™. SNAP & DETACH leaving swab in vial. Replace black cap. GENTLY SHAKE SampleTainer™ 10 sec.

Or INSERT the sample loop with collected blood sample into the bottom of the SampleTainer™. BEND & TWIST to detach from loop end remaining in vial. REPLACE black cap. GENTLY SHAKE SampleTainer™ 10 sec.



OR

3 REMOVE the black cap. ADD 2 drops into the sample solution diluent well 1. WAIT 5 minutes.



White Dropper Tip

Well 1

4 ADD 4 drops of running buffer (green cap) to developer well 2. READ result at 10 minutes after the addition of the running buffer to well 2. Do not read results after 25 minutes. Oral fluid: READ result at 25 minutes after the addition of the running buffer to well 2.



Well 2

U.S. Rapid HIV Test Market



- ## Estimated $75MM Market
  - 10% Average Annual Growth
  - ~50,000 New Infections Annually
  - Routine Testing Reimbursed
  - Improved Treatments



- ## Market Share Estimates
  - Orasure - Market leader - 60% share
  - Chembio's Lateral Flow (Alere) - 25% share
  - Trinity & Others -15%

- ## Trend Toward "4th Generation" Assays
  - Chembio Developing "D" DPP®

CHEMBIO

U.S. HIV Self-Testing "OTC" Opportunity



- Chembio Uniquely Positioned
- Filing IDE Q1 2013 for Sure Check HIV
- Pre-IDE Self-Testing Studies Show 100% Accuracy (n=300)
- Can Also Pursue for DPP® Oral Fluid Test




Touch the blood sample tip to the drop of blood. The tip will fill with blood.


SURE CHECK HIV HOME TEST

CHEMBIO

Pipeline: DPP® Syphilis Screen & Confirm Test

- First Dual POCT for Syphilis Enables Confirmation & Treatment At POC
- CE Marked
- FDA Meeting Q1 RE: Clinical Pathway
- Clinical Trials and FDA Submission Anticipated 2013
- Anticipated U.S. Market Launch 2014



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Trep/Non-Trep
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
NR/NR
Rea/NR
NR/Rea
Rea/Rea
95%
90%
Active (R>8)
n=404
Active/past (R=1,2,4)
n=121

Trep=Treponemal bar, Non-Trep=non-Treponenal bar; NR=non-reactive, Rea=reactive

Clinical Sensitivity of 95% for Active Syphilis (RPR>8) and 90% for Active/Past Infection (RPR<4)

CHEMBIO

Pipeline: DPP® HIV-Syphilis Multiplex Test

- High Co-Infection Rates, Particularly in MSM
- Adds Syphilis Test Line to Already FDA-Approved HIV Assay
- Excellent Pre-Clinical Data
- Discussing Regulatory Pathway with FDA-CBER & CDRH Q1 -2013



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DPP HIV-Syphilis Line	N	# Pos	Sensitivity	95% Conf. Interval
HIV	398	398	100%	99.1 to 100%
Syphilis Trep	83	83	100%*	95.7 to 100%

Compared with ELISA followed by RPR Confirmation

Sample	n	DPP Syphilis Specificity	Syphilis Trep EIA
Blood	330	96.9% (320/330)	Not approved for blood
Serum	202	96.5% (195/202)	96.0% (194/202)
Plasma	407	97.3% (396/407)	94.8% (386/407)

Pipeline: Rapid Hepatitis C Point-of-Care Diagnostic

- **Data Published in *Journal of Clinical Virology* showed good performance of Chembio's 1st Generation Prototype Assay**

- **Completed Feasibility to Establish Performance Comparable to Only POCT HCV Test – 2013 R&D to incorporate additional value-added features**

- **Recent CDC recommendations for testing on everyone born between 1945-1964**

- **Anticipated Timeline**

  - **Development & Clinical Trials – 2013-2014**

  - **US Market Launch Anticipated - 2015**



New POCT Markets Will Require Even Lower Levels of Detection



. . . with a challenging trend towards smaller, lower concentration samples

Potential New POCTs : HIV 4th Gen., HCV, CT-NG, HSV, Maternal Health & Cardiac Markers Assays Incorporating Unique DPP® Features

Chembio is Investing in Developing the Capabilities to Meet Future POCT Market Requirements



Dilution of Antigen

Incorporating A Selected Detection Technology DPP® Prototype Has Achieved >16-fold Increase In Limit Of Detection For a Virus Analyte

Future DPP® POCTs Will Be Connected to Readers to Record and Transmit Results



Health Workers

Health Program Managers

Data Capture & Transmission

Health Worker Guidance

Monitoring, Evaluation, & Reporting

Readers Can Improve Multiplex Test Interpretation Utilizing DPP's High Contrast Test Lines

Strong Revenue & Operating Income Growth in FY 2012

- **Brazil Revenues Up Significantly vs. 2011**

- **Increased U.S. Sales Through Alere**

- **Large International Orders Received in Q3-4 Shipped in Q4 and anticipate in Q1 2013**

- **Strong Outlook for 2013**

in (000's)	YTD Sept 30, 2012		YTD Sept 30, 2011	
Net Product Revenues	$ 16,919		$ 11,516	
Non-Product Revenues	$ 825		$ 1,655	
TOTAL REVENUES	$ 17,744		$13,171	
GROSS MARGIN	$ 7,632	43%	$ 6,647	50%
OPERATING COSTS:				
Research and development exp.	$ 3,364	19%	$ 3,697	28%
Selling, general and administrative exp.	$ 3,522	20%	$ 2,413	18%
	$ 6,886		$ 6,110	
INCOME FROM OPERATIONS	$ 746		$ 537	
OTHER INCOME (EXPENSES):	$ (2)		$ (9)	
NET INCOME-Before Taxes	$ 744	4%	$ 528	4%
Income tax (benefit) provision	$ 295		$ -	
NET INCOME	$ 449	3%	$ 528	4%

CHEMBIO

CEMI Selected Share & Balance Sheet Data

in millions except per share and daily volume data	
Ticker Symbol (NASDAQ)	CEMI
Price 12/31/12	$4.73
52-Week High	$5.80
52-Week Low	$3.10
Outstanding Shares	8.00
Market Capitalization	$38.8
Fully Diluted Shares	8.8
Management Holding	1.6
Average Daily Volume (3 months)	52,000
Average Daily Volume (1 month)	76,500

Options	Amt.	Avg. Ex. Price
578K held by Mgmt. & Board	764K	$2.08

($ in millions)	Sept'12	Dec'11	Dec. '10
Cash	$ 3,290	$ 3,011	$ 2,136
Total Current Assets	9,601	8,992	7,637
Total Assets	$16,140	$ 15,486	$ 9,086
Total Current Liabilities	2,761	2,858	3,076
Total Liabilities	2,856	2,991	3,277
Total Equity	13,284	12,495	5,809
Total Liabilities & Stockholders' Equity	$16,140	$ 15,486	$ 9,086



30 Day Average Volume



Closing Prices 2012

CHEMBIO

Leadership

Executive		Joined Company
Lawrence Siebert	Chairman & CEO	2002
Richard Larkin	CFO	2003
Javan Esfandiari	SVP Research & Development	2000
Tom Ippolito	VP Regulatory & Clinical Affairs	2005
Sharon Klugewicz	VP QA/QC & Technical Operations	2012
Rick Bruce	VP Operations	2000
Michael Steele	VP Sales Marketing & Bus. Dev.	2012
Independent Directors		**Joined Board**
Gary Meller, MD, MBA		2005
Katherine Davis, MBA		2007
Barbara DeBuono, MD, MPH		2011
Peter Kissinger, Ph.D		2011

CHEMBIO

Organization & Facility

- *FDA & USDA-Approved Development & Manufacturing Facility*

- *All Company Operations in 28,000 Sq. Ft. Leased Facility in Medford, NY*



TOTAL EMPLOYMENT
Approximately 170



SG&A

Operations

Research & Development

Reg. & Clinical
QA & QC

11

29

15

116

Investment Summary



- **Develops, Manufactures & Markets Point-of-Care Diagnostic Tests (POCTs) Using Company's Patented DPP® Platform Technology**

- **Current Revenues Primarily from HIV & Syphilis POCTs Sold Globally**

- **Profitable FY2009-2011 & 9 Months of 2012**
  - **Anticipate Strong Fourth Quarter 2012 Sales**

- **Partnered with Leading License & Distribution Partners in U.S. & South America**

- **Recent FDA Approval of Oral Fluid HIV Test**
  - **First DPP® test approved by FDA**

- **Strong Pipeline of POCTs**

- **Experienced Management Team**







CHEMBIO
DIAGNOSTICS, INC.

THANK YOU

2
Buffer
DPP® HIV 1/2
Oral Fluid, Blood, Serum, Plasma
T C
ID
1
Sample + Buffer
CHEMBIO

RAPID tests for
EARLIER treatments

Investor Presentation NASDAQ: CEMI January 2013